METALLA TO ACQUIRE ROYALTY PORTFOLIO FROM ALAMOS GOLD

FOR IMMEDIATE RELEASE	TSXV: MTA
December 22, 2022	NYSE AMERICAN: MTA

Unless otherwise specified, all references to dollars set forth herein shall mean United States dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce a royalty purchase agreement with Alamos Gold Corp ("Alamos") (NYSE: AGI) (TSX: AGI) dated December 22, 2022, pursuant to which Metalla will acquire from Alamos one silver stream and three royalties for $5 million of common shares of Metalla (the "Transaction").

TRANSACTION HIGHLIGHTS

  Medium Term Development: The portfolio adds a silver stream on the Esperanza Gold Project ("Esperanza") being advanced by Zacatecas Silver Corp. ("Zacatecas")
  Accretive Growth and Increased Size and Scale: The addition of four royalties and stream from Alamos will expand Metalla's portfolio to 85 royalties and streams, and enhances Metalla's industry leading development pipeline and exposure to silver.
  Counterparty Diversification: Counterparties include Zacatecas, Mayfair Gold Corp. ("Mayfair"), Platinex Inc. ("Platinex") and Newpath Resources Inc. ("Newpath").
  Adds New Major Shareholder: We are excited to partner with Alamos, one of the Canada's leading gold producers with a market cap of ~$3.8 billion, which will become a meaningful shareholder at approximately 1.86%.

Brett Heath, President and CEO of Metalla, commented, "We are pleased to partner with Alamos for the second time at Metalla. This transaction adds meaningful silver leverage to our portfolio while complementing our Canadian exploration portfolio in known mining camps and on proven geological trends. We want to thank Alamos for entrusting the Metalla team once again with the monetization of their royalty and streaming portfolio."

The aggregate consideration payable by Metalla for the purchase of the royalties will be satisfied by Metalla issuing at closing $5 million of common shares based on the 20-day volume-weighted average price of shares traded on the NYSE American LLC ("NYSE") prior to this announcement at a price of US$5.3228 (representing an aggregate of 939,355 common shares of Metalla). The Transaction is subject to customary closing conditions and exchange approvals and is expected to close in Q1 2023.

PORTFOLIO OVERVIEW

Asset	Operator	State	Stage	Terms
Esperanza	Zacatecas Silver	Morelos	Development	20% Ag Stream
Fenn Gibb South	Mayfair Gold	Ontario	Exploration	1.4% NSR
Ronda	Platinex	Ontario	Exploration	2% NSR
Northshore West	Newpath Resources	Ontario	Exploration	2% NSR

Esperanza (20.0% Silver Stream)1,2,6,7

Esperanza is an advanced stage, low-capital-intensity gold project in Morelos State, Mexico operated by Zacatecas (TSXV: ZAC). Esperanza was previously acquired from Alamos which progressed the project through advanced engineering, including metallurgical work, while focusing on stakeholder engagement through building community relations. Esperanza is an oxidized gold-silver skarn deposit expected to be mined via open pit and processed through heap leaching. The project has been envisioned as a 7.3 Mt/annum project producing an annual average of 111 Koz gold and 225 Koz silver. Zacatecas expects to deliver an updated Pre-Feasibility Study on Esperanza in early 2023.

Significant drilling has occurred on the Esperanza project with more than 69,000 meters completed to date. Three zones of skarn mineralization exist within one kilometer of the deposit, the Northern Contact, NE Intrusive Contact and Colopotec prospects. Two holes at the Northern Contact have intercepted between 12 and 15 meters of Skarn mineralization, averaging 150 g/t silver. A high-grade feeder zone at the western flank of the intrusion is a target to be drilled in 2023. Additional targets exist on the 14,337 hectare land package including the Coatetelco, Mercury Mines and Alpuyeca targets.

Zacatecas Silver has committed to incur a minimum of $7.5 million over a three-year period directed to advancing the development of Esperanza and to obtain approval of an Environmental Impact Assessment Report.

Metalla will acquire the 20% silver stream on Esperanza subject to ongoing payments of 20% of silver spot price. The stream is subject to a maximum of 500 Koz silver delivery if commercial production occurs prior to 2029. Metalla will also acquire the right of first refusal on future royalty and stream financing for the Esperanza project.

Reserve & Resource Estimate - Esperanza
	Tonnes	Gold		Silver
	(000's)	(g/t)	(Koz)	(g/t)	(Koz)
Measured (Pit-Constrained)	4,194	1.01	137	6.1	827
Measured (Out-of-Pit)	10	1.89	1	14.5	5
Indicated (Pit-Constrained)	26,074	0.91	762	9.1	7,587
Indicated (Out-of-Pit)	260	1.57	13	10.9	91
M&I Total	30,538	0.93	913	8.7	8,510
Inferred (Pit-Constrained)	8,258	0.86	229	14.7	3,905
Inferred (Out-of-Pit)	479	1.77	27	11.8	182
Inferred Total	8,737	0.91	256	14.5	4,087

Fenn Gib South (1.4% NSR)3

The Fenn Gib South royalty covers five mineral claims on the southern concessions which cover the prolific Destor-Porcupine Fault, 3km south of Mayfair's (TSX: MFG) main ~3 Moz gold Fenn-Gibb property. Mayfair's phase one drill program on the Fenn Gib South property is comprised of a total of 3,468 meters drilled in eighteen holes. Assays are pending and a follow up drill program is planned for the upcoming winter.

Metalla will acquire a 1.4% NSR Royalty on five mineral claims (81 hectares) on the Fenn Gib South property.

Ronda (2.0% NSR)4

The Ronda royalty covers the past-producing Ronda mine at the Platinex's (CSE: PTX) Shining Tree exploration property near Shining Tree, Ontario. Ronda is along trend from IAMGOLD Corporation's Côté Gold Project and adjoins Aris Mining Corporation's which hosts a resource of 2.3 Moz of gold. Platinex has begun mapping of the project in order to begin an exploration drill program and identified multiple gold in till anomalies that warrant follow up. One-half of the royalty may be repurchased by Platinex for C$0.5 million.

Northshore West (2.0% NSR)5

The Northshore West property is comprised of 234 hectares in the western area of New Path Resources' (CSE: RDY) Northshore project. New Path Resources recently outlined a 240 Koz gold resource estimate at the Afric zone on the Northshore project claims. The Northshore West royalty is located west and adjacent to the resource.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, M.Sc., geologist and member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle. For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details please refer to Zacatecas Silver Corp Q3 2022 MD&A and Zacatecas Silver Corp Q2 2022 MD&A and Zacatecas Silver November 2022 Presentation

(2) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, investors should refer to the Zacatecas Silver Corp Nov 16 2022 Press Release titled: "Zacatecas Reports High-Grade Oxide Gold Mineral Resource Estimate at the Esperanza Gold Project" and Alamos Gold's March 1, 2014, NI 43-101 Technical Report on the Esperanza Gold Project prepared by Garth Kirkham, P.Geo., Kirkham Geosystems Ltd. on file at www.sedar.com.

(3) See Mayfair Gold June 7 2022 Press Release.

(4) See Platinex November 2022 Corporate Presentation and Platinex Inc Q3 2022 MD&A on Sedar.com.

(5) See Newpath Resources' September 9, 2022 Press Release and NI 43-101 Technical Report on the Northshore Gold Property, August 31, 2022 filed on Sedar.com.

(6) Numbers may not add due to rounding.

(7) Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Information contained on any website or document referred to or hyperlinked in this press release shall not be deemed to be a part of this press release.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to Esperanza, Fenn Gib, Ronda and Northshore West are based on information publicly disclosed by the current or former owners or operators of the respective properties and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the royalties. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operators may relate to larger properties than the areas covered by Metalla's royalty interests. Similarly, Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure was prepared in accordance with NI 43-101 of the Canadian Securities Administrators, which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their geological existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to: the completion of the conditions required for the closing of the Transaction; the closing of the Transaction and the expected timing thereof; the authorization by the TSX Venture Exchange and NYSE of the issuance of common shares in connection with the Transaction; the delivery of an updated Pre-Feasibility Study on Esperanza; the approval of the Esperanza Environmental Impact Assessment Report; future high-grade discoveries, development, production, recoveries, cash flow, and other anticipated or possible future developments at Esperanza, Fenn Gib, Ronda and Northshore West and the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; and current and potential future estimates of mineral reserves and resources. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the Transaction or that the Transaction may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.